SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)


                       Medstrong International Corporation
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                                (Name of Issuer)


                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)


                                   58505L 20 0
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                                 (CUSIP Number)


                                 Mark J. Minkin
                           777 East Atlantic Ave. #362
                             Delray Beach, FL 33483
                                 (561) 208-5531
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 27, 2006
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             (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.


            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                (Page 1 of Pages)

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(1)   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58505L 20 0                  13D                     Page 2 of 5 Pages

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Carrera Capital Management, Inc.                          20-5625149

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) |_|
                                                                     (b) |X|

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3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                           WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                      |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

                           Florida
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               7    SOLE VOTING POWER
  NUMBER OF
                           1,200,000 shares of common stock of Medstrong International Corporation owned directly
   SHARES

              -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

               -----------------------------------------------------------------
  OWNED BY     9    SOLE DISPOSITIVE POWER

                           1,200,000 shares of common stock of Medstrong
    EACH                   International Corporation owned directly.


  REPORTING    -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

   PERSON


    WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           1,200,000 shares of common stock of Medstrong International Corporation owned directly.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           22%
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14   TYPE OF REPORTING PERSON*

                           PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58505L 20 0                  13D                     Page 3 of 5 Pages

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Mark J. Minkin
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) |_|
                                                                 (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                           NA
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                           U.S.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                           1,200,000 shares of common stock of Medstrong
  NUMBER OF                International Corporation owned indirectly through
                           Carrera Capital Management, Inc.; and 13,334 shares
                           of common stock owned directly.
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER

BENEFICIALLY               The 33,333 shares of common stock of Medstrong
                           International Corporation owned indirectly through
                           Trackside Brothers LLC are subject to shared voting
  OWNED BY                 power with Gary Schultheis and Stephen J. Bartkiw.
               -----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER
   EACH
                           1,200,000 shares of common stock of Medstrong
                           International Corporation owned indirectly through
 REPORTING                 Carrera Capital Management, Inc.; and 13,334 shares
                           of common stock owned directly.

  PERSON       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

   WITH The 33,333 shares of common stock of Medstrong International Corporation owned indirectly through Trackside Brothers LLC are subject to shared dispositive power with Gary Schultheis and Stephen J. Bartkiw.
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           1,200,000 shares of common stock of Medstrong International Corporation owned indirectly through Carrera Capital Management, Inc.; 33,333 shares of common stock owned indirectly through Trackside Brothers LLC; and 13,334 shares of common stock owned directly.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           22.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   58505L 20 0                13D                     Page 4 of 5 Pages

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Item 1.  Security and Issuer.

Common Stock, par value $.001 per share, of Medstrong International Corporation, 313 Northeast Third Street, Delray Beach FL 33444.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

      (a)   Carrera Capital Management, Inc.

            Mark J. Minkin

      (b)   Carrera Capital Mangement, Inc.
            777 East Atlantic Ave. #362
            Delray Beach, FL 33483

            Mark J. Minkin
            c/o Carrera Capital Mangement, Inc.
            777 East Atlantic Ave. #362
            Delray Beach, FL 33483


      (c)   Investments

      (d)   NA

      (e)   NA

      (f)   U.S.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

            The funds of $120,000 paid for the 1,200,000 shares of common stock of Medstrong International Corporation were obtained from the working capital of Carrera Capital Management, Inc.

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Item 4.  Purpose of Transaction.

      The purpose of the transaction by Carrera Capital Mangement, Inc. was to make an investment in Medstrong International Corporation.

      (a)   NA

      (b)   NA

      (c)   NA

      (d)   NA

      (e)   NA

      (f)   NA

      (g)   NA

      (h)   NA

      (i)   NA

      (j)   NA

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

      (a) 1,200,000 shares of common stock of Medstrong International Corporation owned indirectly by Mark J. Minkin through Carrera Capital Management, Inc., 33,333 shares of common stock owned indirectly through Tranckside Brothers LLC; and 13,334 shares of common stock owned directly, comprising 22.9% of the outstanding common stock of Medstrong International Corporation.


      (b) Carrera Capital Management, Inc., and Mark J. Minkin through Carrera Capital Management, Inc., have sole power to vote and dispose of 1,200,000 shares of Medstrong International Corporation common stock; Mark J. Minkin has sole power to vote and dispose of 13,334 shares of Medstrong International Corporation common stock owned directly; and Mark J. Minkin has shared voting and dispositive power with Gary Schultheis and Stephen J. Bartkiw with respect to the 33,333 shares of Medstrong International common stock owned indirectly through Trackside Brothers LLC.

      (c) On November 27, 2006, Carrera Capital Management, Inc. purchased 1,200,000 shares of common stock of Medstrong International Corporation for a price of $.10 per share, or a total price of $120,000. The certificate for these shares was issued December 7, 2006.


      (d)   NA

      (e)   NA

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            NA
--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

            NA

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

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    December 7, 2006
                                        ----------------------------------------
                                                         (Date)


                                                   /s/ Mark J. Minkin
                                        ----------------------------------------
                                                       (Signature)



                                        CARRERA CAPITAL MANAGEMENT, INC.


                                        By:     /s/ Mark J. Minkin
                                        ----------------------------------------
                                            Mark J. Minkin, President



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).